Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Trimeris, Inc.:

We consent to the use of our report dated March 12, 2009, except with respect to the adoption of FASB ASC Topic 808, Collaborative Arrangements, (as discussed in note 1 and paragraph 8 of note 7 to the December 31, 2010 financial statements) as to which the date is as of March 16, 2010, with respect to the statements of operations, stockholders’ equity, and cash flows of Trimeris, Inc. for the year ended December 31, 2008, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in note 1 and in paragraph 8 of note 7 to the December 31, 2010 financial statements, the Company adopted the provisions of FASB ASC Topic 808, Collaborative Arrangements, as of January 1, 2009 and, accordingly, adjusted the previously issued statement of operations for the year ended December 31, 2008.

/s/ KPMG LLP

Raleigh, North Carolina

September 15, 2011